Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Chairman Hillier retires

    SASKATOON, SK, Jan. 3 /CNW Telbec/ - Claude Resources Inc. (TSX:CRJ;
AMEX:CGR) ("Claude") announced the retirement of Arnie Hillier as Chairman of the Board and Director of the Company, effective December 31, 2006. Josef
Spross was elected Chairman of the Board.
    Mr. Hillier began his career with Claude in 1991 as President and Chief
Financial Officer. He became Vice Chairman, Chief Executive Officer and Chief
Financial Officer in 1996, holding the latter two positions until his retirement in February 2004. He continued as Vice Chairman until April 2005 when he was appointed Chairman.
    "Arnie Hillier has provided Claude Resources with outstanding service over the past 15 years. His knowledge, skill, experience and integrity have been an integral part of the Company's success during some of the worst gold markets in history" commented CEO Neil McMillan. "All employees and shareholders are indebted to him".
    Mr. Spross has extensive experience in mining and has played an important role in the development and operation of Cameco Corporation's uranium and gold properties. After managing the Key Lake operation for 15 years, he was appointed Vice President of Uranium Mining for Cameco in 1993. In 1995 he was
appointed Vice President of Mining and in May 1996, Mr. Spross assumed the position of Executive Vice President of Kumtor Operating Company in the Kyrgyz
Republic and managed the successful transition of the Kumtor Gold project from development to production. After his return to Canada in April 1997, he was appointed as Cameco's Senior Vice President Operations and Chief Operating
Officer. He retired in December 1999 and currently sits on the boards of several public companies. He was appointed director of Claude in August 2006.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Neil McMillan, President & CEO,
1-306-668-7505, Facsimile: 1-306-668-7500,
clauderesources(at)clauderesources.com; Renmark Financial Communications Inc.:
Neil Murray-Lyon : nmurraylyon(at)renmarkfinancial.com; Christina Lalli :
clalli(at)renmarkfinancial.com; (514) 939-3989, Fax : (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 14:51e 03-JAN-07